Fly-E Group, Inc.

136-40 39th Avenue

Flushing, NY 11354

May 10, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram, Evan Ewing, Stephany Yang, and Hugh West

Re:	Fly-E Group, Inc.

Registration Statement on Form S-1, as amended (File No. 333-276830)

Request for Acceleration of Effective Date

To the addressees set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Fly-E Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-276830) (as amended, the “Registration Statement”). The Company respectfully requests that the Registration Statement become effective as of 5:00 p.m., Eastern Time, on May 14, 2024, or as soon as practicable thereafter, or at such other time as the Company or its legal counsel may request by telephone to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hogan Lovells US LLP, by calling Richard Aftanas at (212) 918-3267.

Thank you for your assistance in this matter.

[Signature page follows]

Sincerely,

Fly-E Group, Inc.

By:	/s/ Zhou Ou
Name:	Zhou Ou
Title:	Chief Executive Officer

cc:	Ruifeng Guo, Chief Financial Officer, Fly-E Group, Inc.
Richard Aftanas, Esq., Hogan Lovells US LLP
Joseph Lucosky, Esq., Lucosky Brookman LLP

[Signature Page to Acceleration Request]